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                                                            Exhibit (a)(1)(C)(v)

[E-mail correspondence, dated September 25, 2001, to be delivered to employees who have Eligible Options]

As you know, like many companies in the telecommunications sector, we have suffered a tremendous decline in our stock price in the past year and a half. This decline has placed our employee stock options substantially "under water". The result is that our options are not providing the long-term financial opportunity you deserve. As I indicated in my email last week, I have been looking at ways to address this situation for several months.

Today, I am pleased to announce that the Compensation Committee of RCN's Board of Directors has approved a plan to give employees an opportunity to exchange their current options for new options with a new exercise price. I hope this program helps restore the benefits intended to be provided by our option program.

The details of the program are complex. Within the next few days employees with stock options will be receiving a complete information packet at their home regarding the program. I suggest that you take the time to review these materials carefully.

Because the decision of whether to participate in the exchange program is yours and has potentially significant financial implications, you should consult your own financial advisors as you make your decisions. Participation in the exchange program is completely voluntary and the company is not making any recommendation as to whether you should participate.

If you would like to ask me a question about the exchange program, please send in your questions to "Askdavid" and I will do my best to answer as many as I can on Friday's conference call. I look forward to talking to you on Friday.

Below is a summary of the exchange offer.

Key Option Exchange Program Components

- All options with strike prices below $16.00 will be exchanged in the ratio of 3 for 4. For every four options turned in for exchange, three new options will be issued.

- Options with strike prices of $16.00 and above will be exchanged in the ratio of 1 for 2. For every two options turned in for exchange, one new option will be issued.

- The strike price of the new options will be the lower of (a) $1.95, which was the closing price of RCN stock on September 20, 2001 (the date on which the Compensation Committee presented the option exchange program to the Board of Directors) or (b) the average of the daily closing price for RCN stock from September 20 through October 23, which is the expiration date of the exchange offer.
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-        The new options will vest monthly at a rate of 1/36 each month over a three year period beginning one month after the grant date of the options. The new options will be fully vested on the third anniversary of the grant date. The term of the new options will be five years.

If you have questions regarding the exchange after you have received and read the complete exchange packet, you may contact Mellon Investor Services, LLC, RCN's Exchange Agent, at (888) 232-7873. They will be prepared to answer your questions regarding details of the exchange program and what steps you must take to participate. If you do not receive the materials by Monday, October 8, please contact Mellon. The Offer to Exchange and the related documents may also be obtained in advance of the mailing by contacting Mellon Investor Services at the same number.

We have the most dedicated and talented employees in the industry, and we continue to be on track to meet our strategic objectives. I appreciate all of your hard work during this difficult time. This exchange program is one way to show that RCN recognizes your value and contributions, by restoring our ability to offer the kind of long-term incentive that we intended our stock options to provide. In time, I believe the stock market will recognize the true value of our company.


David C. McCourt
Chairman and Chief Executive Officer

Managers with employees who do not have access to Lotus Notes e-mail, and who have stock options, should deliver a hard copy of this memo to those employees.